PRESS RELEASE
TSX: KGN
NYSE AMEX: KGN

KEEGAN CONTINUES TO RECEIVE EXCELLENT RESULTS FROM THE
ESAASE GOLD PROJECT STEPOUT AND INFILL DRILLING PROGRAMS

VANCOUVER, BRITISH COLUMBIA, October 13, 2010 - Keegan Resources Inc. (TSX: KGN)(NYSE Amex: KGN) ("Keegan") is pleased to announce updated assay results from its Esaase drilling program in southwest Ghana. Keegan drilled significant intercepts in all 15 drill holes drilled either down or up dip from the existing resource, including 16 meters at 5.42 g/t Au, 43 meters of 1.81 g/t Au, and 100 meters of 0.78 g/t Au, as reported in Table 1. Please see a collar location map at www.keeganresources.com.

Table 1: Recent assay results from down and up dip step out drilling from Keegan's Esaase Project. Intercepts with grade-widths of approximately 40 g/t meter Au or higher are bolded. Widths are measured in actual drilled meters and grades are reported in g/t Au. All core holes are drilled at an azimuth of approximate ly 110 degrees at a dip of 45 degrees.

Hole ID	From	To	Width	Grade	Hole ID	From	To	Width	Grade
KEDD827	285	293	8	1.44	KERC834	45	66	21	1.38
KEDD827	364	392	28	0.88	including	46	47	1	11.3
including	366	367	1	14.45	KEDD835	25	39	14	0.87
KEDD828	238	271	33	0.87	KEDD835	166	171.5	5.5	0.95
KEDD829	189.8	205	15.2	1.7	KEDD835	251	278	27	1.22
including	189.8	190.9	1.1	18.1	KEDD835	323	330	7	1.09
KEDD829	236	254	18	0.58	KEDD836	184	191	7	2.05
KEDD829	273	304	31	1.47	KEDD836	264	279	15	0.86
including	301	302	1	17.35	KEDD851	187	204	17	1
KEDD829	316	343	27	0.68	including	187	188	1	11.15
KEDD830	130	138	8	2.1	KEDD860	170	180	10	0.57
including	131	132	1	10.55	KEDD860	218	228	10	0.84
KEDD830	216.2	247	30.8	0.72	KEDD860	287	324	37	1.31
KEDD831	32	38	6	0.77	KEDD861	113	129	16	0.54
KEDD831	178	278	100	0.78	KEDD861	176	186	10	0.66
including	226	227	1	11.45	KEDD861	259	276	17	0.61
including	255	256	1	23.7	KEDD861	304	327	23	0.81
KEDD831	330	339	9	1.08	KEDD862	123	139	16	5.42
KEDD831	358	381	23	0.6	including	126	127	1	51.1
KEDD832	17	38	21	0.51	KEDD862	277	320	43	1.81
KEDD832	234.9	275	40.1	1.54	including	281	282	1	19.35
including	245	246	1	15.95	and	307	308	1	42.3
KERC833	4	26	22	0.6	KEDD863	0	28	28	0.7
KERC834	1	23	22	0.79	KEDD863	180	196	16	0.97
					KEDD863	326	346	20	1.11

Keegan is continuing to drill in prospective areas down dip from the existing resource as well as in the newly discovered D-1 extension area (see news dated September 8, 2010). Keegan continues to have two drills dedicated to expanding the resource and drilling new targets.

President and CEO Maurice Tagami states, "These additional new assay results continue to demonstrate that higher grade mineralization is occurring in a wider area than previously delineated. These encouraging results will be utilized in our next Esaase resource estimate. In addition, we are excited about continuing to explore new targets such as the D-1 extension."

Richard Haslinger, P. Eng. is the Qualified Person with respect to NI 43-101 at Esaase. RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Inc. utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. All samples are assayed using standard 50 gram fire assay with atomic absorption finish by ALS Chemex Labs in Kumasi, Ghana. QA/QC programs using internal and external standard samples, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed. Repeatability in duplicate samples is generally within 10% variance. In instances where variance is greater than 10%, the assays from both samples are averaged. Intercepts were calculated to emphasize width rather than grade: a minimum of a 0.2 g/t cut off at beginning and end of the intercept and allowing for no more than six consecutive samples (six meters) of less than 0.2 g/t Au. Mineralization in the A structure strikes approximately 10 to 30 degrees east of north and dips 45 to 90 degrees to the west. Holes are drilled at 110 degrees azimuth and are inclined at 45 to 60 degrees, so true widths are estimated to be over 80% of the drilled widths. The techniques by which drill hole assays have been previously used in resource estimation at Esaase can be found in Keegan's most recent 43 -101 technical report on www.sedar.com.

About Keegan Resources

Keegan is a junior gold company offering investors the opportunity to share ownership in the rapid exploration and development of high quality pure gold assets. The Company is focused on its wholly owned flagship Esaase project (2.28 Moz indicated resources with an average grade of 1.2 g/t Au at a 0.4 g/t Au cutoff and 1.65 million ounces in an inferred category at an average grade of 1.2 g/t Au applying a 0.4 g/t Au cut-off for a total inferred and indicated resource of 3.93 Moz) as well as its Asumura gold project, both of which are located in Ghana, West Africa, a highly favorable and prospective jurisdiction. Managed by highly skilled and successful technical and financial professionals, Keegan is well financed with no debt. Keegan is also strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighboring communities. Keegan trades on the TSX and the NYSE AMEX under the symbol KGN. More information about Keegan is available at www.keeganresources.com.

On Behalf of the Board of Directors,

Shawn Wallace

Executive Chairman

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. In particular, Preliminary Economic Assessments are preliminary in nature, including Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the findings of the Preliminary Assessment will be realized. Although the Company believes the expectations expressed in the Preliminary Economic Assessment and other forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured, Indicated and Inferred Resources This news release also uses the terms 'indicated resources' and 'inferred resources'. Keegan Resources Inc. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-‐101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre‐- feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-‐101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

KEEGAN RESOURCES INC

Advanced Exploration Providing Growth

Esaase Project: Drill results September 2010

KEDD828
KEDD830
KEDD832
KEDD861
KEDD827
KERC833
KERC834
N
0
0.5
1
kilometers
KEDD829
KEDD863
KEDD862
KEDD831
KEDD835
KEDD851
KEDD836
KEDD860
LEGEND
Drillhole > 10 g/t Au times meter grade width
Surveyed Drillhole - assays pending
Drilled Mineralization not yet in resource
Resource Area
Mineralized Fault Structures
Esaase Property